UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

PRO-PHARMACEUTICALS, INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74267T109

(CUSIP Number)

Rod D. Martin

1099 Forest Lake Terrace

Niceville, FL 32578

 Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 30, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 9 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 29, 2010 (the “Schedule 13D”), with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Pro-Pharmaceuticals, Inc. (the “Issuer”).

CUSIP No. 74267T109

1. Names of Reporting Persons. 10X Fund, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) x (b)
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization State of Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 48,680,831 shares of Common Stock[1]
8. Shared Voting Power N/A
9. Sole Dispositive Power 48,680,831 shares of Common Stock
10. Shared Dispositive Power N/A
11. Aggregate Amount Beneficially Owned by Each Reporting Person 48,680,831
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X1
13. Percent of Class Represented by Amount in Row (11) 48.8%
14. Type of Reporting Person (See Instructions) IV, PN

CUSIP No. 74267T109

1. Names of Reporting Persons. 10X Capital Management, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) x (b)
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization State of Florida, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 48,680,831 shares of Common Stock[2]
8. Shared Voting Power N/A
9. Sole Dispositive Power 48,680,831 shares of Common Stock
10. Shared Dispositive Power N/A
11. Aggregate Amount Beneficially Owned by Each Reporting Person 48,680,831
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X1
13. Percent of Class Represented by Amount in Row (11) 48.8%
14. Type of Reporting Person (See Instructions) IA, HC, CO

ITEM 1.  SECURITY AND ISSUER

There have been no changes to Item 1 since the Schedule 13D/A filed on June 15, 2009.

ITEM 2. IDENTITY AND BACKGROUND

There have been no changes to Item 2 since the Schedule 13D/A filed on June 15, 2009.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to add the following paragraphs to the end thereof:

On April 30, 2010, 10X Fund purchased, and Issuer sold, (a) 155,000 shares of Series B-2 Preferred Stock (which are convertible into 620,000 shares of Common Stock), (b) a Class A-1 warrant exercisable to purchase 310,000 shares of Common Stock at an exercise price of $0.50 per share, (c) a Class A-2 warrant exercisable to purchase 310,000 shares of Common Stock at an exercise price of $0.50 per share, and (d) a Class B warrant exercisable to purchase 1,240,000 shares of Common Stock at an exercise price of $0.50 per share (collectively, the “Ninth Subsequent Closing Securities”).  The purchase price paid by 10X Fund to Issuer for the Ninth Subsequent Closing Securities was $310,000.

On May 10, 2010, 10X Fund purchased, and Issuer sold, (a) 285,000 shares of Series B-2 Preferred Stock (which are convertible into 1,140,000 shares of Common Stock), (b) a Class A-1 warrant exercisable to purchase 570,000 shares of Common Stock at an exercise price of $0.50 per share, (c) a Class A-2 warrant exercisable to purchase 570,000 shares of Common Stock at an exercise price of $0.50 per share, and (d) a Class B warrant exercisable to purchase 2,280,000 shares of Common Stock at an exercise price of $0.50 per share (collectively, the “Tenth Subsequent Closing Securities”).  The purchase price paid by 10X Fund to Issuer for the Tenth Subsequent Closing Securities was $570,000.

ITEM 4. PURPOSE OF TRANSACTION

The second paragraph of Item 4 is hereby deleted.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended to read in its entirety as follows:

(a) Aggregate number and percentage of beneficially owned Common Stock: 48,680,831; 48.8%3

(b) Aggregate number of beneficially owned shares of Common Stock with:

Sole power to vote or direct the vote:  48,680,831

Shared power to vote or direct the vote: N/A

Sole power to dispose or direct the disposition: 48,680,831

Shared power to dispose or direct the disposition: N/A

(c) Transactions effected during the last sixty (60) days or since the most recent filing on Schedule 13D:

On April 30, 2010, 10X Fund purchased, and Issuer sold, (a) 155,000 shares of Series B-2 Preferred Stock (which are convertible into 620,000 shares of Common Stock), (b) a Class A-1 warrant exercisable to purchase 310,000 shares of Common Stock at an exercise price of $0.50 per share, (c) a Class A-2 warrant exercisable to purchase 310,000 shares of Common Stock at an exercise price of $0.50 per share, and (d) a Class B warrant exercisable to purchase 1,240,000 shares of Common Stock at an exercise price of $0.50 per share (collectively, the “Ninth Subsequent Closing Securities”).  The purchase price paid by 10X Fund to Issuer for the Ninth Subsequent Closing Securities was $310,000.

On May 10, 2010, 10X Fund purchased, and Issuer sold, (a) 285,000 shares of Series B-2 Preferred Stock (which are convertible into 1,140,000 shares of Common Stock), (b) a Class A-1 warrant exercisable to purchase 570,000 shares of Common Stock at an exercise price of $0.50 per share, (c) a Class A-2 warrant exercisable to purchase 570,000 shares of Common Stock at an exercise price of $0.50 per share, and (d) a Class B warrant exercisable to purchase 2,280,000 shares of Common Stock at an exercise price of $0.50 per share (collectively, the “Tenth Subsequent Closing Securities”).  The purchase price paid by 10X Fund to Issuer for the Tenth Subsequent Closing Securities was $570,000.

(d) Name of any other person known to have the right to receive or power to direct dividends from, or the proceeds from the sale of the foregoing securities:

James Czirr and Rod D. Martin are co-managing members of 10X Capital, the general partner of 10X Fund.

(e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There have been no changes to Item 6 since the Schedule 13D/A filed on March 29, 2010.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

There have been no changes to Item 7 since the Schedule 13D/A filed on March 29, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 12, 2010

_______________________

Date

10X FUND, L.P., a Delaware limited partnership

By:  10X Capital Management, LLC, a Florida limited liability company, its General Partner

/s/ Robert J. Mottern

By: ______________________________

Name:  Robert J. Mottern, attorney in fact for 10X Fund, L.P.

10X CAPITAL MANAGEMENT, LLC, a Florida limited liability company

/s/ Robert J. Mottern

By:_______________________________

Name:  Robert J. Mottern, attorney in fact for 10X Capital Management, LLC

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes

1 The beneficial ownership of 10X Fund, L.P. (“10X Fund”), a Delaware limited partnership, includes (a) 3,600,000 shares of the Issuer’s common stock (“Common Stock”) which 10X Fund has the right to acquire upon conversion of 900,000 shares of the Issuer’s Series B-1 Convertible Preferred Stock, (b) 8,400,000 shares of Common Stock which the 10X Fund has the right to acquire upon conversion of 2,100,000 shares of the Issuer’s Series B-2 Convertible Preferred Stock, (c) 6,000,000 shares of Common Stock which 10X Fund has the right to acquire upon exercise of eleven (11) Class A-1 Warrants of the Issuer, (d) 6,000,000 shares of Common Stock which 10X Fund has the right to acquire upon exercise of eleven (11) Class A-2 Warrants of the Issuer, (e) 24,000,000 shares of Common Stock which 10X Fund has the right to acquire upon exercise of eleven (11) Class B Warrants of the Issuer, and (f) 680,831 shares which 10X Fund owns outright, for a total of 48,680,831 shares which 10X Fund owns or has the right to acquire upon conversion or exercise of existing securities of the Issuer owned by 10X Fund.   All of the securities presently owned by 10X Fund are convertible or exercisable immediately into shares of Common Stock.  10X Fund’s beneficial ownership does not include shares of Common Stock which the Issuer has the right to issue to 10X Fund in payment of cumulative dividends on shares of Series B-1 or Series B-2 Convertible Preferred Stock of the Issuer.